Interbrew

THE WORLD'S LOCAL BREWER


03024430

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio


RECEIVED
JUL 09 2003
187

*By courier*

SUPPL

Leuven, 25 June 2003

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

**Patrice J. Thys**
**Executive Vice President**
**Legal and Corporate Affairs**

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05


Interbrew



# PRESS RELEASE

## Pre-closed period statement

Brussels, 25 June 2003

Prior to the start of the closed period before the interim results, due on 9 September 2003, Interbrew provides the following statement.

During the first five and a half months of 2003, Interbrew has realised volume growth, outperforming most markets in which it operates. The worldwide beer industry was characterised by a slow first quarter, followed by a partial recovery in the second quarter which saw favourable weather conditions throughout Western Europe.

Both Russia and the Ukraine experienced excellent year-to-date performance with volumes and market share showing substantial growth. Overall volume growth was realised in the whole of Central Europe, slightly ahead of the market. In Western Europe, share gains occurred in most of our markets. Beck's® and Hasseröder® outperformed the German market on a year-to-date basis, despite the impact of the German deposit-tax law on non-returnable packaging. Weaker volumes were realised in the US import segment, as generally witnessed by the industry. Canada continued its positive market-share development. Volume in China was impacted by SARS, but a solid recovery started in May. South Korea achieved encouraging volume development since the re-launch of the OB® brand in April.

In line with expectations outlined at the presentation of the 2002 results in March, Interbrew continues to believe that, excluding currency impact, it will achieve meaningful organic volume and organic profit growth for 2003.

**Interbrew - *The World's Local Brewer©***

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

**Contact information**

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com